UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the matter of: Old Mutual Global Shares Trust; Old Mutual Global Index Trackers (Pty) Ltd; and Foreside Fund Services, LLC	X : : X	File No. 812-13614

Amendment No. 3 to the Application for an Order under Section 6(c) of the Investment Company Act of 1940 for (i) an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and (ii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

With a copy to:	All communications and orders to:
Stuart M Strauss, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019	The Chief Executive Officer Betserai Tendai Musikavanhu Grayston Ridge Office Park, Block A, First Floor 144 Katherine Street Sandton 2196 South Africa

Page 1 of 71 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on August 12, 2009

TABLE OF CONTENTS

Page

I.

INTRODUCTION

4

A.

Summary of Application

4

B.

Comparability of Relief Sought to Prior Relief Granted by Commission

5

II.

BACKGROUND

6

A.

General

6

B.

The Initial Funds

9

C.

The Adviser

9

D.

The Distributor

9

E.

Underlying Indices

10

F.

Capital Structure and Voting Rights:  Book-Entry

10

G.

Investment Objectives and Policies

11

1.

General

11

2.

Securities in Fund’s 20% Asset Basket Not Included in its Underlying Index

13

3.

Depositary Receipts

14

H.

Exchange Listing

16

I.

Sales of Shares

17

1.

General

17

2.

Transaction Fees

19

3.

Section 12(d)(1) Disclosure

19

4.

Payment Requirements for Creation Units

19

J.

Pricing

24

K.

Redemption

24

L.

Dividend Reinvestment Service

28

M.

Shareholder Transaction and Distribution Expenses

28

N.

Shareholder Reports

28

O.

Availability of Information Regarding Shares and Underlying Indices

28

P.

Sales and Marketing Materials; Prospectus Disclosure

30

Q.

Procedure by Which Shares Will Reach Investors; Disclosure Documents

32

III.

RELIEF REQUESTED RELATED TO THE ESTABLISHMENT AND OPERATION OF THE FUNDS:  SUMMARY OF THE APPLICATION  34

IV.

REQUEST FOR ORDER

36

A.

Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

36

B.

Exemption from the Provisions of Section 22(d) and Rule 22c-1

37

TABLE OF CONTENTS
(continued)

Page

C.

Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

40

D.

Exemption from the Provisions of Section 22(e) of the Act

43

E.

Exemption from the Provisions of Section 12(d)(1) of the Act

47

1.

Legal Analysis

48

(a)

Exemption Under Section 12(d)(1)(J) of the Act

48

(b)

Concerns Underlying Section 12(d)(1)(J)

49

F.

Sections 17(a), 17(b) and 6(c) of the Act

53

V.

EXPRESS CONDITIONS TO THIS APPLICATION

56

VI.

NAMES AND ADDRESSES

62

EXHIBIT A – DISCUSSION OF THE UNDERLYING INDICES

69

EXHIBIT B--UNANIMOUS WRITTEN CONSENT AND ACTION IN LIEU OF MEETING OF BOARD OF TRUSTEES  71

I.

INTRODUCTION

A.

Summary of Application

In this application, (the “Application”), the undersigned applicants:  Old Mutual Global Shares Trust (the “Trust”), Old Mutual Global Index Trackers (Pty) Ltd. (the “Adviser”) and Foreside Fund Services, LLC (the “Distributor” and, collectively with the Trust and the Adviser, “Applicants”) apply for and request from the Securities and Exchange Commission (“SEC” or “Commission”) an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for (i) an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, (ii) under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act, and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act the (“Order”).1  The Order, if granted, would permit, among other things:

(a)

the Fund (defined below) to issue their shares (“Shares”) in large aggregations only;

(b)

secondary market transactions in Shares of such Funds to be effected at negotiated market prices rather than at net asset value (“NAV”) on a national securities exchange as defined in Section 2(a)(26) of the Act (the “Exchange”), such as , NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively, “NYSE Arca”), New York Stock Exchange LLC (“NYSE”), and The Nasdaq Stock Market, Inc. (“NASDAQ”);

(c)

certain affiliated persons of the Funds to deposit securities into, and receive securities from, Funds in connection with the purchase and redemption of aggregations of Shares of such Funds;

(d)

the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances;

(e)

management investment companies and unit investment trusts to acquire Shares beyond the limits of Section 12(d)(1)(A) of the Act; and

(f)

each Fund and/or a broker-dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to sell Shares to management investment companies and unit investment trusts beyond the limits of Section 12(d)(l)(B) of the Act.

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1

All existing entities that intend to rely on the requested Order have been named as Applicants.  Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Order.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund (as defined below); and that the proposed transactions are consistent with the general purposes of the Act and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

The relief requested by Applicants will be referred to herein as “Relief”.

B.

Comparability of Relief Sought to Prior Relief Granted by Commission

The requested Relief is substantially identical to that granted recently by the Commission to other open-end management investment companies commonly referred to as “exchange-traded funds” (“ETFs”) such as Global X Funds (“Global X Funds”2), Javelin Exchange-Traded Trust (“Javelin Trust”3) and ALPS ETF Trust (“ALPS Trust”4) and is virtually identical to relief granted to NETS” Trust (“NETS™ Trust”), PowerShares Exchange-Traded Fund Trust (“PowerShares Trust”) and iShares Trust (“iShares Trust”) (collectively, “Prior ETFs”5).

No form having been specifically prescribed for the Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

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2

In the Matter of Global X Funds, et al.; (File No. 812-13517) Investment Company Act Release No. 28433 (October 3, 2008) (“Global X Order”).

3

In the Matter of Javelin Exchange-Traded Trust, et al.; Investment Company Act Release No. 28367 (August 26, 2008) (“Javelin Order”).

4

In the Matter of ALPS Advisers, Inc., et al.; Investment Company Act Release No. 28262 (May 1, 2008) (“ALPS Order”).

5

In the Matter of NETS Trust, et al.; Investment Company Act Release No. 28195 (March 17, 2008) (“NETS Order”); In the Matter of PowerShares Market-Traded Fund Trust, et al, Investment Company Act Release No. 25985 (March 28, 2003) (“PowerShares Order”) and In the Matter of Barclays Global Fund Advisors, Investment Company Act Release No. 24451 (May 12, 2000); In the Matter of Barclays Global Fund Advisors, Investment Company Act Release No. 24452 (May 12, 2000) (“iShares Orders”) (“iShares” is a service mark of Barclays Global Investors, N.A.).

II.

BACKGROUND

A.

General

Applicants intend to establish certain index-based market-basket investment products intended to be made available to both institutional and retail investors.  The transactions contemplated by Applicants which are the subject of the Application involve the establishment of a Trust with one or more series, (each series a “Fund,” and collectively, the “Funds”), each of which will offer separate investment portfolios comprised primarily of equity securities.  Each Fund will hold certain equity securities (“Portfolio Securities”) and financial instruments selected to correspond, before fees and expenses, generally to the performance of a specified equity securities index (“Underlying Index” and collectively, “Underlying Indices”).  For purposes of the Application, references to Funds include the Initial Funds (defined below in the next paragraph) and any additional Funds that Applicants may establish in the future (the “Future Funds”).  Certain of the Underlying Indices are comprised of equity securities issued by one or more of the following categories of issuers:  (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in US markets (“Domestic Indices”).  Other Underlying Indices are comprised solely of foreign and domestic equity or solely foreign equity securities (“Foreign Indices”).  Future Funds may be based on Domestic Indices as well as Foreign Indices.  Applicants request that any Order apply to any Future Fund which operates pursuant to the terms and conditions stated in the Application.  Any Future Fund will be advised by the Adviser, or an entity controlled by or under common control with the Adviser.  Applicants will not seek to register any Future Funds or list the Shares of any Fund without complying with all applicable listing rules of the Exchange on which the Shares are primarily listed (the “Listing Exchange”).

Each of the Funds intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code (the “Code”).

The Trust intends initially to offer five Funds listed in Exhibit A hereto (“Initial Funds”) based on the Underlying Indices also identified and described in Exhibit A (“Initial Underlying Indices”).  The Funds will each be a separate series of the Trust.  The Trust is registered with the Commission as an open-end management investment company and has filed a registration statement on Form N-1A with respect to the Initial Funds it intends to offer.  The Initial Funds will track Foreign Indices; Future Funds may track Domestic or Foreign Indices.  Funds which track Domestic Indices are referred to as “Domestic Funds” and Funds which track Foreign Indices are referred to as “Foreign Funds.”  The Initial Funds that will be offered by the Trust are:  Old Mutual FTSE All-World Fund, Old Mutual FTSE Emerging Fund, Old Mutual FTSE All Cap Asia Pacific ex Japan Fund, Old Mutual FTSE All-World ex US Fund and Old Mutual FTSE Developed World ex US Fund.  See Section II.B for a description of the Initial Funds.

The Trust will issue, with respect to each Fund on a continuous offering basis, only specified large aggregations of Shares (each such aggregation of Shares a “Creation Unit”) currently expected within a range of 25,000 up to 100,000 Shares (e.g., 50,000 or another specified number of Shares for each Fund) as will be clearly stated in such Fund’s Prospectus.6  The size of a Creation Unit for each Fund will initially be determined by the Adviser, in part on the estimated initial trading price per individual Share of such Fund and the size of Creation Units for other ETFs trading at that time, as well as each Fund’s target audience.7  Applicants expect that the initial price of a Creation Unit will be a minimum of $1 million and will fall in the range of $1 million to $10 million, and that the initial trading price per individual Share of each Fund will fall in the range of $15 to $100.  Individual Shares will not be individually redeemable.  Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded.  Applicants intend that the initial NAV of the Shares be established per Share at a level convenient for trading purposes.

Shares of each Fund will be listed and traded individually on an Exchange.  When NYSE is the Listing Exchange, it is expected that one or more member firms of such Exchange will be
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6

All representations and conditions contained in the Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

7

The size of a Creation Unit as stated in a Fund’s Prospectus may be changed, from time to time if the individual Shares price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

designated to act as a specialist and maintain a market on the Exchange for Shares trading on the Exchange (“Specialist”).  When NYSE Arca is the Listing Exchange, it is expected that one or more of the market makers that are members of NYSE Arca (“Arca Market Makers”) will register to make a market in Fund Shares listed on NYSE Arca.  If NASDAQ is the Listing Exchange, one or more member firms of NASDAQ will act as a market maker (“NASDAQ Market Maker” and together with Arca Market Makers, “Market Makers”) and maintain a market on NASDAQ for Shares trading on NASDAQ.8

Applicants believe that the Funds, like all other ETFs, must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption.  This open-end structure of each Fund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds.  Therefore, purchases and redemptions of Creation Units of each Fund generally will be made by an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in Section II.I. “Sales of Shares” and Section II.K. “Redemption.”  Applicants believe that this “in-kind method” is necessary for the operation of each Fund because it minimizes the need to liquidate Portfolio Securities to meet redemptions or to acquire Portfolio Securities (defined below) in connection with purchases of Creation Units and would permit closer tracking of each Fund’s Underlying Index.  Applicants submit that this “in-kind” mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees and various other fund overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.

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8

If Shares are listed on NASDAQ, no particular NASDAQ Market Maker will be contractually obligated to make a market in Shares, although NASDAQ’s listing requirements stipulate that at least two NASDAQ Market Makers must be registered in Shares to maintain the listing.  Registered Arca Market Makers and NASDAQ Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions.  No Arca Market Maker, NASDAQ Market Maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Sections 2(a)(3)(A) and (C) of the Act due to ownership of Shares, as described below.

B.

The Initial Funds

The Trust is a statutory trust organized under the laws of Delaware.  The Trust has registered under the Act with the Commission as an open-end management investment company with multiple series.  The Initial Funds will each be a separate series of the Trust and will offer and sell their Shares pursuant to a registration statement which as been filed with the Commission under the Act and the Securities Act.  The Funds will consist largely of some or all of the component securities (“Component Securities”) of an Underlying Index, selected to correspond generally to the performance of such Underlying Index.  See Exhibit A for a brief discussion of the Underlying Indices.

C.

The Adviser

Old Mutual Global Index Trackers (Pty) Ltd. will be the investment adviser to the Funds.  Old Mutual Global Index Trackers (Pty) Ltd. is a South African private limited company, with its principal office located at 144 Katherine Street, Grayson Ridge Office Park, First Floor Block A, Sandton, South Africa  2196 is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Adviser has not yet entered, but may in the future enter, into sub-advisory agreements with one or more additional investment advisers to act as “sub-advisers” with respect to particular Funds (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”).  The Sub-Advisers, if any, will serve as the portfolio managers for the Funds.  The Adviser will compensate any Sub-Adviser out of the advisory fees paid to the Adviser pursuant to the investment advisory contract.  Under the Adviser’s supervision, each Sub-Adviser will manage the investment and reinvestment of each Fund’s assets in accordance with the Fund’s investment objective.  Any Sub-Adviser for the Initial Funds will be registered under the Advisers Act, and any future Sub-Adviser to a Fund will be registered under the Advisers Act.

D.

The Distributor

Foreside Fund Services, LLC will act as distributor and principal underwriter of the Creation Units of Shares.  The Distributor is a broker-dealer registered under the Exchange Act.  The

9

Distributor will comply with the terms and conditions of this Application.  The Distributor will distribute Shares on an agency basis.  The Distributor is not an affiliated person of the Adviser.

E.

Underlying Indices

Applicants have selected the Underlying Indices identified in Exhibit A to the Application as the Underlying Indices on which the Initial Funds will be based.  The Funds will be entitled to use their Underlying Indices pursuant to either a licensing agreement with the Index Provider (defined below) of the Underlying Index or a sub-licensing arrangement9 with the Adviser, which will have a licensing agreement with such Index Provider.  No entity that compiles, creates, sponsors or maintains an Underlying Index (“Index Provider”) is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, of the Adviser, of any Sub-Adviser to or promoter of a Fund, or of the Distributor.  The Index Provider to the Initial Funds is FTSE Group.

F.

Capital Structure and Voting Rights:  Book-Entry

Shareholders of a Fund will have one vote per individual Share with respect to matters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and state law applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only.  The Funds will not issue individual Share certificates.  The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of the Depository or the Depository participants (the “DTC Participants”).  Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and the DTC Participants.  All
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The Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities.  In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of component securities, the inclusion or exclusion of specific component securities, or methodology for the calculation or the return of component securities, in advance of a public announcement of such changes by the Index Provider.

10

 references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and the DTC Participants, except as otherwise specified.  No Beneficial Owner shall have the right to receive a certificate representing such Shares.  Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the Depository and the DTC Participants.

G.

Investment Objectives and Policies

1.

General

The respective investment objective of each Fund will be to provide investment results that correspond, before fees and expenses, generally to the performance of its relevant Underlying Index.  In seeking to achieve the respective investment objective of each Fund, the Adviser or the Sub-Adviser will utilize the indexing investment approaches described below.  At least 80% of each Fund’s total assets will be invested in Component Securities of its Underlying Index or in the case of Foreign Funds, Component Securities and Depository Receipts (defined below) representing such securities.10 Any Depositary Receipts held by a Foreign Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock.  Depositary Receipts will typically be American Depositary Receipts (“ADRs”), as well as Global Depositary Receipts (“GDRs”) and Euro Depositary Receipts (“EDRs”).  ADRs, GDRs and EDRs are collectively referred to herein as “Depositary Receipts”.  Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the Component Securities of the relevant Foreign Index, will improve the liquidity, tradability and settlement of a Foreign Fund’s then current Portfolio Deposit (as defined below) (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Foreign Fund to maintain direct exposure to Component Securities of its Foreign Index.

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At all times, each Fund will hold, in the aggregate, at least 80% of its total assets in component securities and investments that have economic characteristics that are substantially identical to the economic characteristics of the component securities of its Underlying Index.

A Fund may also invest up to 20% of its assets (the “20% Asset Basket”) in certain futures, options and swap contracts, cash and cash equivalents, as well as in stocks not included in its Underlying Index but which the Adviser or the Sub-Adviser believes will help the Fund track its Underlying Index, as discussed in subsection 2 below.  A Fund will utilize either a “replication strategy” or “representative sampling” as described below, which will be disclosed with regard to each Fund in its Prospectus.  A Fund using a “replication strategy” will invest in the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index.  A Fund utilizing representative sampling will hold some, but not necessarily all of the Component Securities of its Underlying Index.  From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of the Underlying Index or to maintain RIC compliance (see the discussion below in subsection 2).  Applicants expect that the returns of each Fund will have an annual tracking error of less than 5% relative to its Underlying Index.

As stated above, the disclosure in each Fund’s Prospectus will indicate whether such Fund intends to follow a replication strategy or a representative sampling strategy.  A Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell; or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid.  A Fund using representative sampling will invest in what it believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by the Adviser or the Sub-Adviser utilizing quantitative analytical procedures described below.  Under the representative sampling technique, each security is selected for inclusion in a Fund through the Adviser’s or the Sub-Adviser’s application of quantitative analytical procedures to give the Fund’s portfolio an investment profile similar to that of its Underlying Index.  Stocks are selected for inclusion in a Fund following a representative sampling strategy to have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Fund’s Underlying Index taken in its entirety.  If the representative sampling technique is used, a Fund will not be expected to track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index.  The Adviser and Sub-Adviser may also use representative sampling to exclude less liquid Component Securities contained in the Underlying Index from a Fund’s portfolio in order to create a more tradable portfolio and improve arbitrage opportunities.

2.

Securities in Fund’s 20% Asset Basket Not Included in its Underlying Index

As discussed above in subsection 1, a Fund may hold, as part of its 20% Asset Basket, securities and other financial instruments not included in its Underlying Index, but which the Adviser or the Sub-Adviser believes will help the Fund track the performance of its Underlying Index.  The following examples illustrate the circumstances in which a Fund would hold Portfolio Securities that are not Component Securities of its Underlying Index.  First, in order to reflect various corporate actions (such as mergers) and other changes in the Fund’s Underlying Index (such as reconstitutions), a Fund may accept as Deposit Securities (defined below), securities that are publicly announced as additions to the Underlying Index prior to their actual date of inclusion in such Index.  Second, a Fund may hold Portfolio Securities that have recently been deleted from the Underlying Index due to various corporate actions and reconstitutions.  Third, a Fund may invest in securities that are not Component Securities of its Underlying Index when necessary to meet RIC diversification requirements.  For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, the Adviser or the Sub-Adviser may invest in securities that are not Component Securities of its Underlying Index, but which the Adviser or the Sub-Adviser believes have performance characteristics of the securities of that large issuer.  In such cases, the securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Underlying Index.

3.

Depositary Receipts

As noted above, at least 80% of each Foreign Fund’s assets will be invested in Component Securities and Depositary Receipts.  One or more of these Foreign Funds may invest a significant portion of its assets in Depositary Receipts representing the Component Securities of their respective Underlying Indices.  Applicants intend that any Foreign Fund would be able to treat Depositary Receipts that represent Component Securities of its Underlying Foreign Index as Component Securities for purposes of any requirements related to the percentage of Component Securities held in such Foreign Fund’s portfolio.

Depositary Receipts are typically issued by a financial institution (a “Depositary”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the Depositary.11  To the extent that a Foreign Fund invests in Depositary Receipts, the Depositary Receipts will be listed on an Exchange or a foreign exchange.  A Foreign Fund will not invest in any unlisted Depositary Receipts or any listed Depositary Receipts that the Adviser or the Sub-Adviser deems to be illiquid or for which pricing information is not readily available.  A Foreign Fund will only invest in sponsored Depositary Receipts, except for certain listed ADRs that remain unsponsored.12  Generally, a Foreign Fund would only hold Depositary Receipts in situations where the Adviser or the Sub-Adviser believes that holding the Depositary Receipt, rather than the actual underlying foreign Component Security, would benefit the Foreign Fund.  This could occur where an investment in a Depositary Receipt offers greater liquidity or would otherwise improve the liquidity, tradability or settlement of the Foreign Fund’s then current Portfolio Deposit.  For example, in some cases, a
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11

With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer.  The ADR is registered under the Securities Act on Form F-6.  With respect to other Depositary Receipts, the depository may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer.  No affiliated persons of Applicants or any Sub-Adviser will serve as the Depositary bank for any Depositary Receipts held by a Foreign Fund.

12

Applicants understand that since 1984 all listed ADRs are required to be sponsored.  Applicants also understand that a few listed, but unsponsored, ADRs that existed prior to the 1984 requirement have been “grandfathered.”  Applicants do not believe that these unsponsored listed ADRs pose any special pricing or liquidity issues.  Thus, although the Applicants have no present intention for a Foreign Fund to invest in these unsponsored listed ADRs, Applicants seek to reserve the ability for a Foreign Fund to hold these unsponsored listed ADRs in those situations where the use of these ADRs would otherwise benefit the Foreign Fund.

Depositary Receipt may provide more liquidity than its corresponding underlying security simply because the demand for the Depositary Receipt is higher, creating a more active and liquid market for the Depositary Receipt.  Also, in certain countries, local market regulations may place restrictions on the transfer of local securities that act to prohibit the in-kind delivery and receipt of local securities as part of the creation and redemption process.  In addition, in situations where a Foreign Fund invests in securities of multiple countries, the use of Depositary Receipts, particularly ADRs, can reduce the expense and difficulty of assembling a Portfolio Deposit upon creation and of disposing of Fund Securities (as defined below) received through redemption.  In addition, since GDRs and EDRs may trade in more developed countries with more efficient custodial, clearance and settlement mechanisms than the Underlying Securities they represent, the use of GDRs and EDRs should, in certain instances, reduce trading, settlement and other costs experienced by a Fund.  For example, it may be less expensive to trade and settle a transaction in GDRs traded in London than it would be to trade and settle the corresponding local securities in Moscow or Seoul.  In each of the above scenarios, the use of Depositary Receipts potentially decreases the cost of trading and settling securities included in the Portfolio Deposit upon creation of Creation Units or distributed as Fund Securities upon redemption of Creation Units.  This should improve efficiency of the creation and redemption process and facilitate efficient arbitrage activity.

Applicants note that factors such as supply and demand and differences between the market-trading hours of the exchanges on which Depositary Receipts and Underlying Securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading price of the Underlying Securities they represent.  To the extent a Foreign Fund is invested in Depositary Receipts and a Foreign Index contains local securities, any premium or discount between the price of the Underlying Security and the corresponding Depositary Receipt creates the potential for tracking error between the Foreign Fund and its Foreign Index.13  Applicants expect any such impact to be insignificant because the Adviser or Sub-Adviser will monitor each Foreign Fund’s portfolio and Foreign Index on a daily basis and would
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13

The value of a Foreign Index will reflect the value of its Component Securities, rather than the value of any Depositary Receipt representing a Component Security.

take appropriate action as warranted (such as rebalancing the Foreign Fund’s portfolio) to reduce potential tracking error.

Applicants do not believe the potential for premiums and discounts between the price of Depositary Receipts and corresponding Underlying Securities will have any material negative impact on the efficiency of the creation/redemption process because market participants have access to both the prices of the Depositary Receipts and the prices of the corresponding Underlying Securities.  Applicants believe the pricing transparency for listed Depositary Receipts will be substantially equivalent to the pricing transparency of the corresponding Underlying Securities, since both are traded and priced intra-day on securities exchanges and markets.  The Foreign Funds will publish each Business Day a list of the current Deposit Securities (including any Depositary Receipts).  The intra-day values of the Portfolio Deposit will be updated throughout the day.  Authorized Participants (as defined below) that wish to create or redeem will have equal access to this information and access to the Deposit Securities (including any Depositary Receipts) in a Portfolio Deposit.  Applicants therefore expect that Foreign Funds’ investment in Depositary Receipts will not have any material negative impact on the arbitrage efficiency of the Foreign Funds.  Further, Applicants believe that there would be no significant differences in the pricing and pricing transparency of Depositary Receipts held by a Foreign Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts.  Finally, the Applicants do not anticipate any liquidity issues with respect to any Foreign Fund’s use of Depositary Receipts.  Applicants do not intend to use Depositary Receipts unless they are liquid enough to facilitate efficient creations and redemptions and the use of Depositary Receipts would otherwise benefit the Foreign Fund.

H.

Exchange Listing

Each Fund will list its Shares on an Exchange.  The Distributor will serve as principal underwriter only of the Creation Units of Shares and will not maintain a secondary market in Shares.  Applicants expect that one or more member firms will be designated by the Listing Exchange to act as

Specialists or Market Makers in Shares.  Shares of each Initial Fund will be traded on an Exchange in a manner similar to those of other ETFs.

As long as each Fund operates in reliance on the requested Order, Shares will be listed on a Listing Exchange.  Shares may also be cross-listed on one or more foreign securities markets.

I.

Sales of Shares

1.

General

The Trust will be structured in a manner similar to all ETFs currently trading in the U.S. and therefore will offer, issue and sell Shares of its Funds to investors only in Creation Units through the Distributor on a continuous basis at the NAV per individual Shares next determined after an order in proper form is received.  The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern Time (“ET”)) (“Closing Time”) on each day that the NYSE is open.  Each Fund will sell and redeem Creation Units only on a “Business Day” which is defined as any day that the NYSE, the relevant Listing Exchange, the Trust and the custodian are open for business and includes any day that a Fund is required to be open under Section 22(e) of the Act.

In order to keep costs low and permit a Fund to be as fully invested as possible, Shares of the Fund generally will be purchased in Creation Units in exchange for the “in-kind” deposit, by the purchaser, of a portfolio of securities designated by the Adviser or the Sub-Adviser to correspond generally to the performance of the relevant Underlying Index (“Deposit Securities”), together with the deposit of a specified cash payment in the manner more fully described below.  Such an “in-kind” policy will minimize portfolio turnover and brokerage expenses.14  Likewise, for such reasons and to minimize liquidity problems, it is presently expected that redemptions of Creation Units generally will be made by
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14

Personnel of the Adviser or any Sub-Adviser who are responsible for the designation and dissemination of the Deposit Securities or the Fund Securities will be prohibited from communicating any changes in either basket to other personnel within the Adviser, Sub-Adviser or any affiliates or to other unauthorized individuals or organizations until after such changes have been disseminated by the National Securities Clearing Corporation (“NSCC”).  These personnel will have no responsibilities for the selection of securities for purchase or sale by any actively-managed accounts of the Adviser or Sub-Adviser.

each Fund through delivery of designated Portfolio Securities (“Fund Securities”) and a specified cash payment in the manner more fully described below.  As a general matter, the Deposit Securities and Fund Securities will correspond pro rata to the Portfolio Securities held by each Fund, but Fund Securities received on redemption may not always be identical to Deposit Securities deposited in connection with the purchase of Creation Units for the same day (see, Section II.K. “Redemption” below).  The Funds will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act.  Applicants note that, in some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulations of certain foreign stock exchanges, for a Foreign Fund to operate on an “in-kind” basis exclusively.

Over time, a Fund may conclude that operating on an exclusively “in-kind” basis presents operational problems for the Fund.  Therefore, a Fund may permit, in its discretion, an “in-kind” purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities.  In order for each Fund to preserve maximum efficiency and flexibility, each Fund reserves the right to determine in the future that its Shares may be purchased in Creation Units on a “cash-only” basis.  The decision to permit “cash-only” purchases of Creation Units, to the extent made at all in the future, would be made if the applicable Fund and the Adviser or the Sub-Adviser believed such method would reduce such Fund’s transaction costs or would enhance such Fund’s operating efficiency.  This would likely happen only in limited circumstances.  For example, when a substantial rebalancing of a Fund’s portfolio is required, the Adviser or the Sub-Adviser might prefer to receive “cash-only” rather than “in-kind” securities so that it has the liquid resources at hand to make the necessary purchases.  If a Fund were to receive “in-kind” securities on such a day, it would have to sell many of such securities and acquire new securities to properly track its Underlying Index, thus incurring transaction costs that could have been avoided (or at least reduced) if the Fund had received payment for the Creation Units in cash.

2.

Transaction Fees

Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing shareholders.  Hence, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units.  Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers.  Where a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities.  The maximum amount of the Transaction Fees and the method of calculating such Transaction Fees will be disclosed in the Fund’s Prospectus or Statement of Additional Information (“SAI”).

3.

Section 12(d)(1) Disclosure

Each individual Share is issued by its applicable Fund and, accordingly, the acquisition of any Share by an investment company, whether acquired from the applicable Fund or in the secondary market, ordinarily would be subject to the restrictions of Section 12(d)(1) of the Act.  However, Applicants are requesting an exemption from Section 12(d)(1) of the Act in this Application.  See Section IV.F. herein.

4.

Payment Requirements for Creation Units

All orders to purchase Shares of a Fund in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either:  (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (the “NSCC”), a clearing agency registered with the Commission, or (2) a

Participant in DTC, and which, in either case, has signed a “Participant Agreement” with the Distributor.  An Authorized Participant is not required to be a member of an Exchange.  The Distributor will be responsible for transmitting the orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form.  Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Securities and cash balancing payment, each as described below, the Distributor will instruct the applicable Fund to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order.  The Distributor also will be responsible for delivering the Fund’s Prospectus to those persons purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.  In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

Payment with respect to Creation Units placed through the Distributor will be made by the purchasers generally by an “in-kind” deposit with the Fund of the Deposit Securities (selected in the manner discussed above under Section II.G. “Investment Objectives and Policies”) together with an amount of cash, if necessary, specified by the Adviser or the Sub-Adviser in the manner described below (“Balancing Amount”).  The deposit of the requisite Deposit Securities and the Balancing Amount are collectively referred to herein as a “Portfolio Deposit.”  The Balancing Amount is an amount equal to the difference between (1) the NAV (per Creation Unit) of a Fund and (2) the total aggregate market value (per Creation Unit) of the Deposit Securities (such value referred to herein as the “Deposit Amount”).  The Balancing Amount serves the function of compensating for differences, if any, between the NAV per Creation Unit and that of the Deposit Amount.  The Portfolio Deposit will apply to all purchases of Creation Units until a new Portfolio Deposit for a Fund is announced.

The Adviser or the Sub-Adviser will make available on each Business Day, prior to the opening of trading on each Fund’s Listing Exchange the list of the names and the required number of shares of each Deposit Security included in the current Portfolio Deposit (based on information at the end of the previous Business Day) for the relevant Fund (“Creation List”), along with the Balancing Amount.  Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available.

The identity and number of shares of the Deposit Securities required for the Portfolio Deposit for each Fund will change as rebalancing adjustments and corporate action events are reflected from time to time by the Adviser or the Sub-Adviser with a view to the investment objective of such Fund.  The composition of the Deposit Securities may also change in response to adjustments to the weighting or composition of the Component Securities in the relevant Underlying Index.  The adjustments described above will reflect changes, known to the Adviser or the Sub-Adviser by the time of determination of the Deposit Securities, in the composition of the Underlying Index being tracked by the relevant Fund, or resulting from stock splits and other corporate actions.

In addition, each Fund reserves the right to permit or require the substitution of an amount of cash (i.e., a “cash in lieu” amount) to be added to the Balancing Amount, if any, to replace any Deposit Security which:  (1) may be unavailable or not available in sufficient quantity for delivery to the applicable Fund upon the purchase of Shares in Creation Units, (2) may not be eligible for transfer15 through the ETF Clearing Process (defined below), or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting.  When such cash purchases of Creation Units are available or specified for a Fund, they will be effected in essentially the same manner as “in-kind” purchases of Shares.  In the case of a cash purchase, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an “in-kind” purchase, plus the same Balancing Amount required to be paid by an “in-kind” purchaser.  In addition, trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities will be incurred by such Fund and will affect the value of
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15

Applicants are not aware of any company securities which are currently unavailable for DTC transfer and hence ineligible for transfer through the “ETF Clearing Process” defined below.

all Shares, hence the Adviser or the Sub-Adviser may adjust the relevant Transaction Fee to defray any such costs and prevent shareholder dilution in the manner and within the parameters described in subsection 2 above.

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement.  An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.  Authorized Participants making payment for Creation Units of Shares of Domestic Funds placed through the Distributor must either:  (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “ETF Clearing Process”) or (2) deposit Portfolio Deposits with the Fund “outside” the ETF Clearing Process through the facilities of DTC (“DTC Facilities”).

Authorized Participants making payments for Creation Units of Shares of Foreign Funds placed through the Distributor must have international trading capabilities and must deposit the Portfolio Deposit with the Fund “outside” the ETF Clearing Process through each Fund’s custodian and relevant sub-custodians in the manner described below.

All orders to purchase Creation Units, whether through the ETF Clearing Process, or “outside” the ETF Clearing Process through DTC Facilities or otherwise, must be received by the Distributor no later than the Order Cut-Off Time (defined below) in each case on the date such order is placed (“Transmittal Date”) in order for creation of Creation Units to be effected based on the NAV of the relevant Funds as determined on such date.  In the case of custom orders,16 the order must be received by the Distributor, no later than 3:00 p.m. ET.  The procedures for making payment through the ETF
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16

A custom order may be placed by an Authorized Participant in the event that the Fund permits the substitution of an amount of cash to be added to the Cash Component to replace any Deposit Security which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting.

Clearing Process as well as “outside” the ETF Clearing Process through DTC Facilities or otherwise, will be set forth in detail in each Fund’s SAI.

The ETF Clearing Process is not currently available for purchases (or redemptions) of Foreign Funds; hence an entity purchasing (or redeeming) such Creation Units must effect such transactions “outside” the ETF Clearing Process.  Once the Fund’s custodian has been notified of an order to purchase, it will provide such information to the relevant sub-custodian(s) of each such Foreign Fund.

The Fund’s custodian shall cause the sub-custodian(s) of each such Foreign Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the securities included in the designated Portfolio Deposit (or the cash value of all or part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustment as advised by the Fund.  Deposit Securities must be maintained by the applicable local sub-custodian(s).  Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor’s behalf by the Closing Time on the date such request is submitted.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (ii) arrangements satisfactory to the applicable Fund are in place for payment of the Balancing Amount and any other cash amounts which may be due, the applicable Fund will accept the order, subject to its right (and the right of the Distributor, the Adviser and the Sub-Adviser) to reject any order not submitted in proper form.  The Prospectus or SAI of each Fund will disclose any other grounds for rejection of purchase orders transmitted to the Fund by the Distributor.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of the Deposit Securities and the payment of the Balancing Amount have been completed.  Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral.  The Participant Agreement will permit the Fund to use such collateral to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral.  The SAI may contain further details relating to such collateral procedures.

J.

Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market.  The price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund.  In addition, Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV.  Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares.  No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund.  Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Balancing Amount, will be features of each Fund particularly attractive to certain types of investors.  Applicants intend to emphasize these features in the marketing of Shares.

K.

Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a whole Creation Unit in order to redeem through the applicable Fund.  Redemption orders must be placed by or through an Authorized Participant.  Creation Units will be redeemable at their NAV per individual Shares next determined after receipt of a request for redemption by the applicable Fund.  Each Fund will have, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund in cash, “in-kind,” or a combination of both, provided the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Shares of such Creation Unit.  Creation Units of each Fund will be redeemed principally “in-kind,” together with a balancing cash payment (except in certain circumstances in which Creation Units may be redeemed in exchange wholly or in part for cash), as discussed below.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act, except as may be permitted under the relief requested herein in connection with Foreign Funds (See Section IV.E.).

Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Cash Redemption Payment in effect (defined below) and Fund Securities listed on the date a request for redemption is made (defined below).17

The Adviser or Sub-Adviser will publish daily the list of Fund Securities which a redeemer will receive from the Fund (“Redemption List”).18  In some instances, the Creation List may differ slightly from the Redemption List because the Redemption List will identify the Fund Securities currently held in a Fund’s Portfolio and the Creation List will identify securities to be added to the

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17

In the event that any Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date.  There are no specific termination events, but any Fund may be terminated either by a majority vote of the Board of Trustees of the Fund (“Board”) or by the affirmative vote of a majority of the holders of the Fund entitled to vote.  Although the Fund Shares are not automatically redeemable upon the occurrence of any specific event, each Fund’s organizational documents provide that the Board will have the unrestricted power to alter the number of Shares constituting a Creation Unit.  Therefore, in the event of a termination, the Board in its discretion could determine to permit the Shares to be individually redeemable.  In such circumstances, the Fund might elect to pay cash redemptions to all shareholders, with an “in-kind” election for shareholders owning in excess of a certain stated minimum amount.

18

The Adviser will adopt and the Distributor has adopted a Code of Ethics as required under Rule 17j-1 of the Act, and Rule 204-2 of the Advisers Act which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1.  The Adviser will adopt and the Distributor has adopted Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act which are reasonably designed taking into account the nature of their business, to prevent the misuse in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information.  Similarly, any Sub-Adviser will also have a Code of Ethics and Policies and Procedures to Detect and Prevent Insider Trading.

portfolio.19  The Fund will also deliver to the redeeming Beneficial Owner in cash the “Cash Redemption Payment,” which on any given Business Day will be an amount calculated in the same manner as that for the Balancing Amount, although the actual amounts may differ if the Redemption List is not identical to the Creation List applicable for creations on the same day.  To the extent that the Fund Securities on the Redemption List have a value greater than the NAV of the Shares being redeemed, a cash payment equal to the differential is required to be paid by the redeeming Beneficial Owner to the applicable Fund.  Each Fund may also make redemptions in cash in lieu of transferring one or more Fund Securities to a redeeming investor if the Fund determines, in its discretion, that such method is warranted.  This could occur, for example, when a redeeming entity is restrained by regulation or policy from transacting in certain Fund Securities, such as the presence of such Fund Securities on a redeeming investment banking firm’s restricted list.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Fund, by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral.  The Participant Agreement will permit the relevant Fund to use such collateral to purchase the missing Shares or acquire the Deposit Securities and the Balancing Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Fund acquiring such Shares, Deposit Securities or Balancing Amount and the value of the collateral.  The SAI of the Fund will contain further details relating to such collateral procedures.

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19

Such differences would occur only under limited circumstances such as during periods of change in the composition of the Underlying Index.

A redemption request outside the ETF Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Fund (currently expected to be 4:00 p.m. ET), and (ii) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of such Fund being redeemed through the book-entry system of the Depository on or before contractual settlement of the redemption request.  As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for Shares.

In the case of Shares of Foreign Funds, upon redemption of Creation Units and taking delivery of the Fund Securities into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Fund Securities are customarily traded.  If neither the redeeming shareholder nor the Authorized Participant acting on behalf of such redeeming shareholder has appropriate arrangements to take delivery of the Fund Securities in the applicable jurisdictions and it is not possible to make such arrangements, or if it is not possible to effect deliveries of the Fund Securities in such jurisdictions and in certain other circumstances,20 the Fund may in its discretion exercise its option to redeem such Shares for cash, and the redeeming shareholder will be required to receive its redemption proceeds in cash.  In such case, the investors will receive a cash payment equal to the NAV of its Shares based on the NAV of Shares of the relevant Fund next determined after the redemption request is received in proper form, minus the Transaction Fee as discussed above, as well as the other costs incidental to converting securities to cash.

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20

Applicants note that certain holders of Shares residing in a country that is the locale of the Foreign Index may be subject to unfavorable income tax treatment if they are entitled to receive “in-kind” redemption proceeds.  In such cases, the Fund may adopt a policy that such resident shareholders may redeem Creation Units solely for cash.

L.

Dividend Reinvestment Service

No Fund will make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual brokers may make a dividend reinvestment service available to their clients.  The SAI will inform investors of this fact and direct interested investors to contact their brokers to ascertain the availability and a description of such a service through such brokers.

M.

Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of any Fund are contemplated.  As indicated above in Section II.K. “Redemption,” each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units.  Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses.  Each Fund is authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points, calculated on the average daily NAV of each Fund.21  Such plan, if implemented, will be disclosed in the Fund’s Prospectus.

N.

Shareholder Reports

Each Fund will furnish to the DTC Participants for distribution to Beneficial Owners of Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions.  Each Fund will also furnish to the DTC Participants, for distribution to Beneficial Owners of Shares, the Fund’s annual report containing audited financial statements, as well as copies of annual and semiannual shareholder reports.

O.

Availability of Information Regarding Shares and Underlying Indices

Applicants intend that, on each Business Day, the Creation List, the Redemption List, and the Balancing Amount effective as of the previous Business Day, per individual outstanding Shares of each Fund, will be made available.  The Funds’ administrator intends to provide an estimated Balancing Amount, adjusted through the close of the trading day, to the relevant Listing Exchange.  Each Listing
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21

It is not currently contemplated that a Fund will charge a Rule 12b-1 fee.

Exchange will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association, an amount for each Fund stated on a per individual Shares basis representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Deposit Securities, on a per individual Share basis.  The Listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Balancing Amount nor will it guarantee the accuracy or completeness of the estimated Balancing Amount.  No Fund will be involved in, or responsible for, the calculation or dissemination of the sum of the estimated Balancing Amount and the current value of the Deposit Securities, and will make no warranty as to its accuracy.  If an Index is comprised of both U.S. and foreign securities or exclusively foreign securities, Applicants have been advised by the Index Provider of the Underlying Index that the value of the Underlying Index will be updated intra-day on a real time basis as individual Component Securities change in price and will be disseminated every 15 seconds throughout the trading day by the relevant Listing Exchange or such other organization authorized by the Index Provider to reflect:  (i) changing market prices if there is any overlap between the normal market hours in the United States and the market(s) covered by such Underlying Index (otherwise closing or last-sale prices in the applicable non-U.S. market are used); and (ii) changing currency exchange rates. Each Fund will make available on a daily basis the names and required numbers of each of the Deposit Securities in a Creation Unit as well as information regarding the Balancing Amount.  The NAV for each Fund will be calculated and disseminated daily.  In addition, a website that will include the Fund’s Prospectus and SAI, the Portfolio Securities and relevant Underlying Index for each Fund, the prior business day’s NAV and the mid-point of the bid-ask spread at the time of calculation of the NAV (“Bid/Ask Price”) and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV, the Component Securities of the relevant Underlying Index and a description of the methodology used in its computation will be maintained (or a web address to where such information may be obtained) (“Website”).  The Website will be publicly available prior to the public offering of Shares.  The Bid/Ask Price of Shares is determined using the highest bid and the lowest offer on the Exchange on which the Shares are listed for trading.  The Exchange also intends to disseminate a variety of data such as Total Cash Amount Per Creation Unit, Shares Outstanding and NAV with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines.

The closing prices of each Fund’s Deposit Securities are readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources or on-line information services such as Quotron, Bloomberg or Reuters.  Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day.  The previous day’s closing price and volume information for the Shares will be published daily in the financial sections of many newspapers.  In addition, Applicants expect, given the past history of other Prior ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares.  In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

P.

Sales and Marketing Materials; Prospectus Disclosure

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds and a traditional “open-end investment company” or “mutual fund.”  For example, with respect to disclosure in the Fund’s Prospectus concerning the description of a Fund and the non-redeemability of Shares, the Funds will observe the following policies:  (1) the term “mutual fund” will not be used except to compare and contrast a Fund with conventional mutual funds; (2) the term “open-end management investment company” will be used in the Fund’s Prospectus only to the extent required by Form N-1 A or other securities law requirements and this phrase will not be included on the Fund’s Prospectus cover page or summary; (3) the front cover page of the Fund’s Prospectus and the Prospectus summary will include a distinct paragraph or paragraphs setting forth the fact that Shares will be listed on an Exchange (which will be identified) and will be individually non-redeemable; (4) the Fund’s Prospectus will disclose that the owners of Shares may acquire those Shares from the Fund, and tender those Shares for redemption to the Fund, in Creation Units only; and (5) the Fund’s Prospectus will clearly disclose that individual Fund Shares prices may be below, above or at the most recently calculated NAV.  The detailed explanation of the issuance and redemption procedures for Creation Units will be in the SAI.

Although each Fund will be classified and registered under the Act as an open-end management investment company, no Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund.  Instead, each Fund will be marketed as an “ETF.”  To that end, the designation of the Funds in all marketing materials will be limited to the terms “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”).  All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only.  The same approach will be followed in connection with the SAI, shareholder reports and investor educational materials issued or circulated in connection with the Share.

Each Fund’s Prospectus will also state that, while Creation Units may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit and will indicate the estimated cost of a Creation Unit of each Fund based on the NAV of the Shares as of a recent date, and will refer to the SAI for details.  After a Fund has traded for twelve months or more, the Prospectus or SAI and any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Shares’ intraday marketability versus a conventional mutual fund’s redeemability at NAV at every trading day’s closing NAV.

The primary disclosure document with respect to the Shares will be the Fund’s Prospectus.  As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a Prospectus.

The Fund’s Prospectus, which will be delivered to investors dealing directly with the Fund, will make clear that Shares may be bought from a Fund only in Creation Units and redeemed by the Fund only if tendered in Creation Units, and will contain an explanation of the procedures for purchasing and redeeming Creation Units in appropriate detail.  It will note that an investor may incur brokerage costs in purchasing enough Shares to constitute a Creation Unit.  The Fund’s Prospectus also will disclose certain legal risks that are unique to persons purchasing Creation Units from the Fund.

The Funds will provide copies of its annual and semi-annual shareholder reports to DTC participants for distribution to shareholders. The above policies and format will also be followed in all reports to shareholders.

Q.

Procedure by Which Shares Will Reach Investors; Disclosure Documents

Based on the experience of Prior ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.  One is the institutional investor that desires to keep a portion of its portfolio indexed to the relevant Underlying Index and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holding.  Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence.  The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on an Exchange versus the aggregate value of the Portfolio Securities held by such Fund.  Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged.  Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their NAV.

Lastly, Applicants observe that Specialists or Market Makers, acting in their roles to provide a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities.

In the above examples, those who purchase Shares in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market.  Applicants expect that secondary market purchasers of Shares will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the country, industry, market, market segment or market sector represented by the relevant Underlying Index.  The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV.

Each Fund’s Prospectus will indicate that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws.  Similar disclosure is made in the prospectuses for Prior ETFs.  As described above, Shares in Creation Units will be offered continuously to the public.  Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring.  Broker-dealers and other persons will be cautioned in the Fund’s Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.  For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent individual Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.  The Fund’s Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter.

The Fund’s Prospectus will also state that dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.22

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of such Fund’s Prospectus and SAI may be obtained through the Distributor.  Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor.  Additionally, the Distributor will arrange to deliver the Fund’s Prospectus and SAI to the Listing Exchange, where they will be available for review by investors.

III.

RELIEF REQUESTED RELATED TO THE ESTABLISHMENT AND OPERATION OF THE FUNDS:  SUMMARY OF THE APPLICATION

Applicants seek an order from the Commission (1) permitting each Fund as an open-end investment company to issue Shares in large aggregations only; (2) permitting secondary market transactions in Shares at negotiated prices, rather than at the current offering price (based on NAV) described in the Fund’s Prospectus; (3) permitting affiliated persons of each Fund to deposit securities into, and receive securities from, each Fund in connection with the purchase and redemption of Creation Units, all as more fully set forth below; (4) permitting a Foreign Fund to provide payment or satisfaction
———————

22

Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act).  Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange, is satisfied by the fact that the Fund’s Prospectus and SAI are available at such Exchange upon request.  The Fund’s Prospectus also will note that the prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the Listing Exchange.

of redemption requests in periods exceeding seven days in certain circumstances; and (5) permitting other registered investment companies to purchase and hold Shares of a Fund in excess of the requirements of Sections 12(d)(1)(A) and (B) of the Act, if certain conditions hereinafter described are met.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of. . . [the Act].”

Applicants believe that Shares of each Fund will afford significant benefits in the public interest.  Among other benefits, availability of Shares would:  provide increased investment opportunities, which should encourage diversified investment; provide in the case of individual tradable Shares, a low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; make available a vehicle that would track the selected Underlying Indices more closely than most alternative market-basket investments due, in part, to the realization of economies of scale; provide a security that should be freely available in response to market demand; provide competition for comparable products available in both foreign and U.S. markets; attract capital to the U.S. equity market; facilitate the implementation of diversified investment management techniques; and provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.  As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“the terms of the proposed transaction. . . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned. . . and the proposed transaction is consistent with the general purposes of [the Act].”

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate.  In each case, Creation Units are sold and redeemed by each Fund at their NAV.  The Portfolio Deposit for a Fund is based on a standard applicable to all investors and valued in the same manner in all cases.  Such transactions do not involve “overreaching” by an affiliated person.  Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the policy of each Fund as described herein and are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.  The exemptions and order requested are substantially similar to those granted in the Prior ETF orders.

IV.

REQUEST FOR ORDER

A.

Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.”  The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer.  Shares are securities “under the terms of which” an owner may receive his proportionate share of the Fund’s current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit.  Because the redeemable Creation Units of a Fund can be un-bundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities.  In light of this possible analysis, Applicants request an order to permit each Fund to register as an open-end management investment company and issue individual Shares that are redeemable only in Creation Units as described herein.

Creation Units will always be redeemable in accordance with the provisions of the Act.  Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units for redemption.  Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity.  Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary substantially from the NAV of Creation Unit.

Moreover, Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to each Fund.

Applicants believe that permitting each Fund to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.

B.

Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus. . .”

Rule 22c-1 provides that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

Shares of each Fund will be listed on a Listing Exchange and the relevant Specialist or Market Maker will maintain a market for such Shares.  Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order.  The Shares will trade on and away from23 the Listing Exchange at all times on the basis of current bid/offer prices.  The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares.  While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of Shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors
———————

23

Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

Shares at less than the published sales price and who could pay investors a little more than the published redemption price.24

The first two purposes – preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers – would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund.  Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets.  Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers.  To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly.  Anyone may sell or acquire Shares either by purchasing them on the Exchange or by creating one or more Creation Units; therefore, no dealer should have an advantage over any other dealer in the sale of such Shares.  Indeed, Applicants believe that the presence of the Specialist and/or Market Maker will also help to provide an orderly market.  In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV.  If the prices for Shares should fall below the proportionate NAV of the underlying Fund assets, an investor needs only to accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV.  Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow.  Applicants believe that, to date, shares of Prior ETFs have consistently traded on, at, or very close to, their respective NAVs.  Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of Shares of Prior ETFs.

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24

See Protecting Investors:  A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.

Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

The Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Section 17(b) and Section 6(c) of the Act to permit certain affiliated persons to effectuate purchases and redemptions “in-kind.”

Section 17(a)(1) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company. . ., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely securities of which the buyer is the issuer, securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof.”

Section 17(a)(2) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company. . ., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property except securities of which the seller is the issuer).”

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person”; and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as

“. . . the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.  Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company. . .”

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other.  In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

Past applications of Prior ETFs have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under Section 6(c) of the Act as well.  Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).25

To the extent that there are twenty or fewer holders of Creation Units of all of the Funds or of one or more particular Funds, some or all of such holders will be at least 5 percent owners of such Funds, and one or more may hold in excess of 25 percent of such Funds, as the case may be and would therefore be deemed to be affiliated persons of such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C).  For so long as such holders of Shares were deemed to be affiliated persons (e.g., so
———————

25

See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

long as twenty or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with a Fund in return for Creation Units (an “in-kind” purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an “in-kind” redemption procedure with a Fund.  Furthermore, under other circumstances, one or more holders of Shares might each accumulate 5 percent or more of such Fund’s securities.  Also, the Specialist or Market Maker for the Shares of any relevant Funds might accumulate, from time to time, 5 percent or more of such Fund’s securities in connection with such Specialist’s or Market Maker’s market-making activities.  In addition, one or more holders of Shares, or the Specialist or Market Maker might from time to time, accumulate in excess of 25 percent of the Shares of one or more Funds, and such persons would therefore be deemed to be affiliated persons of such Funds under Section 2(a)(3)(C).  The Applicants request an exemption to permit persons that are affiliated persons of the Funds (or affiliated persons of such persons “Second-Tier Affiliates”) solely by virtue of one or more of the following:  (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making “in-kind” purchases or “in-kind” redemptions of Shares of a Fund in Creation Units.  Both the deposit procedures for “in kind” purchases of Creation Units and the redemption procedures for “in-kind” redemptions of Creation Units will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number.  It is immaterial to a Fund whether 12 or 1,200 Creation Units exist for such Fund.  All will be issued and redeemed in the same manner.  There will be no discrimination between purchasers or redeemers.  Deposit Securities and Fund Securities will be valued in the identical manner as those Portfolio Securities currently held by the relevant Funds and the valuation of the Deposit Securities and Fund Securities will be made in an identical manner regardless of the identity of the purchaser or redeemer as discussed above in Section II.K. “Redemption.”

Applicants also note that the ability to take deposits and make redemptions “in-kind” will help each Fund to track closely its Underlying Index and therefore aid in achieving the Fund’s objectives.  Applicants do not believe that “in-kind” purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the Act.  Applicants believe that “in-kind” purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards.  The method of valuing Portfolio Securities held by a Fund is identical to that used for calculating “in-kind” purchase or redemption values and therefore creates no opportunity for affiliated persons or Second-Tier Affiliates of Applicants to effect a transaction detrimental to the other holders of Shares of that Fund.  Similarly, Applicants submit that, by using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating “in-kind” redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that:  (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act.

D.

Exemption from the Provisions of Section 22(e) of the Act

The Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act.  Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

“No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except–

(1)

for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)

for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)

for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for a Foreign Fund will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by a Foreign Fund.  Applicants have been advised that the delivery cycles currently practicable for transferring Fund Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven calendar days for a Foreign Fund, in certain circumstances, during the calendar year.  Accordingly, with respect to Foreign Funds only, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven calendar days following the tender of a Creation Unit of such Fund.  Applicants request that relief be granted such that Foreign Funds holding Fund Securities which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than fourteen calendar days after the tender of any Creation Unit for redemption.  With respect to Future Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year will not exceed fourteen calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e).  Of course, it is possible that the proclamation of new or special holidays,26 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours27), the elimination of existing holidays or changes in local securities delivery practices,28 could affect the information set forth herein at some time in the future, but in all cases, redemption proceeds will be delivered within a period not to exceed fourteen calendar days.  The Funds’ Prospectuses and/or SAIs will identify those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each Foreign Fund.

Except as set forth herein or as disclosed in the Prospectus and/or SAI for any Foreign Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.  Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e).  The Applicants
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26

Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice.  Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request.  See, for example, the following recent examples of short-notice holiday announcements:  (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

27

A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice.  Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

28

Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995).  It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund.  Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction.  Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof.  As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption transaction fee, are expected to be available or required in respect of certain Funds).  Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made.  Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.  Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c).  Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by the Prior ETFs in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

E.

Exemption from the Provisions of Section 12(d)(1) of the Act

Applicants request an exemption to permit management investment companies (“Purchasing Management Companies”) and unit investment trusts (“Purchasing Trusts”) registered under the Act that are not sponsored or advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser and are not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as Old Mutual Global Shares Trust (collectively, “Purchasing Funds”) to acquire shares of a Fund beyond the limits of Section 12(d)(1)(A).  Applicants also seek an exemption to permit the Funds and/or a Broker to sell Shares to Purchasing Funds beyond the limits of Section 12(d)(1)(B) of the Act.  Purchasing Funds do not include the Funds.  Each Purchasing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Purchasing Fund Adviser”) and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act (“Purchasing Fund Sub-Adviser”).  Any investment adviser to a Purchasing Management Company will be registered as an investment adviser.  Each Purchasing Trust will have a sponsor (“Sponsor”).

Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Funds from Section 17(a) of the Act.  The requested exemption would permit the Purchasing Funds to acquire Shares in each of the

Funds beyond the limitations in Section 12(d)(1)(A).  Applicants are also requesting relief from Sections 17(a)(1) and (2) to permit each Fund to sell its Shares to, and redeem its Shares from, a Purchasing Fund when the Fund is an affiliated person of the Purchasing Fund.

1.

Legal Analysis

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

(a)

Exemption Under Section 12(d)(1)(J) of the Act

The National Securities Markets Improvement Act of 1996 (“NSMIA”)29 added Section 12(d)(1)(J) to the Act.  Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”30  Applicants submit that the proposed conditions to the relief requested in this Application, including the requirement that
———————

29

H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996) (“HR 622”).

30

HR 622, Ibid.

each Purchasing Fund enter into a Purchasing Fund Agreement (defined below) with the relevant Fund, adequately address the concerns underlying the applicable limits in Section I2(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors.  Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.31

(b)

Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.32  In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.33  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company.  Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase. . .34

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).35  These new abuses included:  (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory
———————

31

Id. at 43-44.

32

House Hearings, 76th Cong., 3d Sess., at 113 (1940).

33

Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

34

House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

35

H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

fees and administrative costs); and (iii) unnecessary complexity.  The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).36

Applicants propose a number of conditions designed to address these concerns.  Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.  Applicants will take steps to ensure that the Purchasing Funds comply with any terms and conditions of the requested relief by requesting that a Purchasing Fund enter into a written agreement (“Purchasing Fund Agreement”) as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A).  The Purchasing Fund Agreement will require the Purchasing Fund to adhere to the terms and conditions of the Requested Order.  Condition 7 limits the ability of a Purchasing Fund’s Advisory Group or a Purchasing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the Act.  For purposes of this Application, a “Purchasing Fund’s Advisory Group” is defined as the Purchasing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Purchasing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.  For purposes of this Application, a “Purchasing Fund’s Sub-Advisory Group” is defined as any Purchasing Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser.  The condition does not apply to the Purchasing Fund Sub-Adviser Group with respect to a Fund for which the Purchasing Fund Sub-Adviser
———————

36

Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

or a person controlling, controlled by, or under common control with the Purchasing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

Condition 8 prohibits Purchasing Funds and Purchasing Fund Affiliates from causing an investment by a Purchasing Fund in a Fund to influence the terms of services or transactions between a Purchasing Fund or a Purchasing Fund Affiliate and the Fund or Fund Affiliate.  “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.  “Purchasing Fund Affiliate” is defined as the Purchasing Fund Adviser, Purchasing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of a Purchasing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions 8-11 are specifically designed to address the potential for a Purchasing Fund and certain affiliates of a Purchasing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates.  For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Purchasing Fund Adviser, Purchasing Fund Sub-Adviser, employee or Sponsor of the Purchasing Fund, or a person of which any such officer, director, member of an advisory board, Purchasing Fund Adviser or Purchasing Fund Sub-Adviser, employee or Sponsor is an affiliated person.  An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the Act.  Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by a Purchasing Fund.  To the extent a Purchasing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the Purchasing Fund Agreement prior to any investment by a Purchasing Fund in excess of the limits of Section 12(d)(1)(A).  A Fund would also retain its right to reject any initial investment by a Purchasing

Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute a Purchasing Fund Agreement with a Purchasing Fund.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition 17, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Purchasing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Purchasing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the Purchasing Management Company.

In addition, Conditions 12 and 13 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.  Under Condition 12, a Purchasing Fund Adviser, trustee of a Purchasing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Purchasing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Purchasing Fund Adviser, Trustee or Sponsor or an affiliated person of the Purchasing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Purchasing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Purchasing Fund in the Fund.  Condition 12 also provides that any Purchasing Fund Sub-Adviser will waive fees otherwise payable to the Purchasing Fund Sub-Adviser, directly or indirectly, by the Purchasing Fund in an amount at least equal to any compensation received by the Purchasing Fund Sub-Adviser, or an affiliated person of the Purchasing Fund Sub-Adviser, other than any advisory fees paid to the Purchasing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Purchasing Fund in the Fund made at the direction of the Purchasing Fund

Sub-Adviser.  In the event that the Purchasing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Purchasing Fund.  Condition 13 prevents any sales charges or service fees on shares of a Purchasing Fund from exceeding the limits applicable to a fund of funds set forth in the NASD Conduct Rule 2830.37

The Purchasing Fund Agreement also will include an acknowledgement from the Purchasing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.  No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.  Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling a Purchasing Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits.  In addition to avoiding excess complexity, the fact that the Funds will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.

F.

Sections 17(a), 17(b) and 6(c) of the Act

Applicants are seeking relief from Section 17(a) of the Act for any transaction in Creation Units directly between a Fund and any Purchasing Fund when the Fund is an affiliated person of the Purchasing Fund before the transaction and for any in-kind transactions that would accompany such Creation Unit transactions.38   Although Applicants believe that most Purchasing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund, a Purchasing
———————

37

Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

38

Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Purchasing Fund, or an affiliated person of such person, for the purchase by the Purchasing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Purchasing Fund, may be prohibited by section 17(e)(1) of the Act.  The Purchasing Fund Agreement also will include this acknowledgment.

Fund might seek to transact in Creation Units directly with a Fund that is an affiliated person of a Purchasing Fund.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company.  Section 2(a)(3) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person directly or indirectly controlling, controlled by, or under common control with, such other person.  A Purchasing Fund relying on the requested order could own 5% or more of the outstanding voting securities of a Fund and in such cases the Fund would become an affiliated person of the Purchasing Fund.  In light of this and other possible affiliations, Section 17(a) could prevent a Fund from selling Shares to and redeeming Shares from a Purchasing Fund.

Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:  (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act.  The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Because a Fund may engage in multiple transactions with a Purchasing Fund, Applicants are seeking relief from any transaction in Creation Units between a Fund and a Purchasing Fund that owns 5% or more of a Fund before the transaction.  As mentioned above, Applicants believe that most Purchasing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person.  For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.

First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching.  Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.

Second, the proposed transactions directly between Funds and Purchasing Funds will be consistent with the policies of each Purchasing Fund.  The purchase of Creation Units by a Purchasing Fund will be accomplished in accordance with the investment restrictions of the Purchasing Fund and will be consistent with the investment policies set forth in the Purchasing Fund’s registration statement.  The Purchasing Fund Agreement will require any Purchasing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by a Purchasing Fund will be accomplished in compliance with the investment restrictions of the Purchasing Fund and will be consistent with the investment policies set forth in the Purchasing Fund’s registration statement.  The proposed transactions also will be consistent with the policies of each Fund.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act.  Applicants also believe that the requested exemptions are appropriate in the public interest.  Shares offer Purchasing Funds a flexible investment tool that can be used for a variety of purposes.  Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

V.

EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:39

ETF Relief

1.

As long as the Funds operate in reliance on the requested order, the Shares of each Fund will be listed on an Exchange.

2.

Neither Old Mutual Global Shares Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.  Each Fund’s Prospectus will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.

The website maintained for each Fund, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund:  (a) the prior Business Day’s NAV and the Bid/Ask Price and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

———————

39

See note 6, supra.

4.

The Prospectus and annual report for each Fund will also include:  (a) the information listed in condition 3(b), (i) in the case of the Fund’s Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per Share basis for one-, five- and ten-year periods (or life of the Fund), (i) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price, and (ii) the cumulative total return of the relevant Underlying Index.

5.

Each Fund’s Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by the Fund, which is a registered investment company, and that the acquisition of Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a Purchasing Fund Agreement with the Fund regarding the terms of the investment.

6.

The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

Section 12(d)(1) Relief

7.

The members of a Purchasing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act.  The members of a Purchasing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act.  If as a result of a decrease in the outstanding Shares of a Fund, a Purchasing Fund’s Advisory Group or a

Purchasing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding Shares of a Fund, it will vote its Shares in the same proportion as the vote of all other holders of the Shares.  This condition will not apply to the Purchasing Fund’s Sub-Advisory Group with respect to a Fund for which the Purchasing Fund’s Sub-Adviser or a person controlling, controlled by, or under common control with the Purchasing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

8.

No Purchasing Fund or Purchasing Fund Affiliate will cause any existing or potential investment by the Purchasing Fund in a Fund to influence the terms of any services or transactions between the Purchasing Fund or Purchasing Fund Affiliate and the Fund or a Fund Affiliate.

9.

The board of directors or trustees of a Purchasing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Purchasing Fund Adviser and Purchasing Fund Sub-Adviser are conducting the investment program of the Purchasing Management Company without taking into account any consideration received by the Purchasing Management Company or a Purchasing Fund Affiliate from a Fund or Fund Affiliate in connection with any services or transactions.

10.

No Purchasing Fund or Purchasing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

11.

Before investing in the Shares of a Fund in excess of the limits in Section 12(d)(1)(A), each Purchasing Fund and the Fund will execute a Purchasing Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers or Sponsors and Trustees, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order.  At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Purchasing Fund will notify such Fund of the investment.  At such time, the Purchasing Fund will also transmit to the Fund a list of the names of each Purchasing Fund Affiliate and Underwriting Affiliate.  The Purchasing Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs.  The relevant Fund and the Purchasing Fund will maintain and preserve a copy of the order, the Purchasing Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

12.

The Purchasing Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Purchasing Fund in an amount at least equal to any compensation (including fees received under any plan adopted under Rule 12b-1 under the Act) received from a Fund by the Purchasing Fund Adviser, Trustee or Sponsor, or an affiliated person of the Purchasing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Purchasing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Purchasing Fund in the Fund.  Any Purchasing Fund Sub-Adviser will waive fees otherwise payable to the Purchasing Fund Sub-Adviser, directly or indirectly, by the Purchasing Management Company in an amount at least equal to any compensation received from a Fund by the Purchasing Fund Sub-Adviser, or an affiliated person of the Purchasing Fund Sub-Adviser, other than any advisory fees paid to the Purchasing Fund Sub-Adviser or its affiliated person by a Fund, in connection with any investment by the Purchasing Management Company in a Fund made at the direction of the Purchasing Fund Sub-Adviser.  In the event that the

Purchasing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Purchasing Management Company.

13.

Any sales charges and/or service fees charged with respect to shares of a Purchasing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

14.

Once an investment by a Purchasing Fund in the Shares of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of the Fund, including a majority of the directors or trustees that are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested Board members”), will determine that any consideration paid by the Fund to a Purchasing Fund or Purchasing Fund Affiliate in connection with any services or transactions (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

15.

The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting once an investment by the Purchasing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Purchasing Fund in a Fund.  The Board will consider, among other things:  (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index, and (iii) whether the amount of securities purchased by a Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

16.

Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by a Purchasing Fund in the Shares of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

17.

Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Purchasing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Purchasing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the appropriate Purchasing Management Company.

18.

No Fund will acquire securities of any investment company or companies relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.

VI.

NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

Old Mutual Global Shares Trust	Old Mutual Global Index Trackers (Pty) Ltd.
c/o: Betserai Tendai Musikavanhu	c/o: Betserai Tendai Musikavanhu
144 Katherine Street, Grayson Ridge Office Park, Block A First Floor, Sandton, South Africa 2196 Foreside Fund Services, LLC Two Portland Square, First Floor Portland, ME 04101	144 Katherine Street, Grayson Ridge Office Park, Block A First Floor, Sandton, South Africa 2196

All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicant.  Betserai Tendai Musikavanhu is authorized to sign and file this document on behalf of Old Mutual Global Shares Trust pursuant to the general authority vested in him as Sole Trustee.

Betserai Tendai Musikavanhu

/s/ Betserai Tendai Musikavanhu

Dated as of  August 12, 2009

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicant.  Betserai Tendai Musikavanhu is authorized to sign and file this document on behalf of Old Mutual Global Index Trackers (Pty) Ltd. pursuant to the general authority vested in him as Chief Executive Officer of Old Mutual Global Index Trackers (Pty) Ltd..

Betserai Tendai Musikavanhu

/s/ Betserai Tendai Musikavanhu

Dated as of  August 12, 2009

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicant.  Richard J. Berthy is authorized to sign and file this document on behalf of Foreside Fund Services, LLC pursuant to the general authority vested in him as Vice President of Foreside Fund Services, LLC.

Richard J. Berthy

/s/ Richard J. Berthy

Dated as of  August 12, 2009

Verification of Application and Statement of Fact

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated August 12, 2009, for an order, for and on behalf of the Old Mutual Global Shares Trust, that he is the sole trustee of such entity, and that all actions taken by the trustee and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Betserai Tendai Musikavanhu

Betserai Tendai Musikavanhu

Verification of Application and Statement of Fact

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated August 12, 2009, for an order, for and on behalf of Old Mutual Global Index Trackers (Pty) Ltd., that he is Chief Executive Officer of such entity, and that all actions taken by other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Betserai Tendai Musikavanhu

Betserai Tendai Musikavanhu

Verification of Application and Statement of Fact

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated August 12, 2009, for an order, for and on behalf of Foreside Fund Services, LLC, that he is a Vice President of such entity, and that all actions taken by the trustee and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Richard J. Berthy

Richard J. Berthy

EXHIBIT A – DISCUSSION OF THE UNDERLYING INDICES

A.

NAME OF THE UNDERLYING INDICES

FTSE All-World Index

FTSE Emerging Markets Index

FTSE All-Cap Asia Pacific ex Japan Index

FTSE All-World ex US Index

FTSE Developed Markets ex US Index

B.

NAMES OF THE INITIAL INDEX FUNDS

Old Mutual FTSE All-World Fund

Old Mutual FTSE Emerging Markets Fund

Old Mutual FTSE All-Cap Asia Pacific ex Japan Fund

Old Mutual FTSE All-World ex US Fund

Old Mutual FTSE Developed Markets ex US Fund

C.

AFFILIATES

The compiler of the Underlying Index listed above is not “affiliated” with the Exchange, the Adviser, the Sub-Adviser, the Trust, the Fund, the administrator, the custodian, the transfer agent, the securities lending agent or the distributor.

1)

FTSE All-World Index

Index Description

The FTSE All-World Index Series is the Large/Mid Cap aggregate of 2,700 stocks from the FTSE Global Equity Index Series.  It covers 90-95% of the investable market capitalization.  The series is divided into Developed and Emerging segments, giving investors the opportunity to develop their own investible universe.  The modular nature of the series provides maximum breadth of options for structuring portfolios with indices calculated at regional, national and sector level.

2)

FTSE Emerging Markets Index

Index Description

FTSE Emerging Markets Index is a subset of the FTSE All-World Index (the “Index”).  The Index aims to measure the performance of approximately the top 90% large and mid cap emerging market stocks.  The countries are reviewed regionally on an annual basis.  Currently, the FTSE All-World Emerging Markets Index includes constituents from: Argentina, Brazil, Chile, China, Columbia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Korea, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey.

3.

FTSE All-Cap Asia Pacific ex Japan Index

Index Description

The FTSE Asia Pacific Index (the “Index”) is part of a range of indices designed to help Asia Pacific investors to benchmark their investments.  The index comprises Large (40%) and Mid (60%) Cap stocks providing coverage of 14 markets.  The index is derived from the FTSE Global Equity Index Series, which covers 98% of the world’s investable market capitalization.  As of July 31, 2008, Index market coverage comprises: Australia, China, Hong Kong, India, Indonesia, Korea, Malaysia, New Zealand, Pakistan, Philippines, Singapore, Taiwan and Thailand.  The Index is calculated in accordance with the Industry Classification Benchmark, a global standard developed in partnership between FTSE Group and Dow Jones Indexes.

4.

FTSE All-World ex US Index

Index Description

The FTSE All-World ex US Index (the “Index”) is part of a range of indexes designed to help U.S. investors benchmark their international investments.  The Index comprises Large (83%) and Mid (17%) cap stocks providing coverage of Developed and Emerging Markets (47 countries) excluding the United States.  The Index is derived from the FTSE Global Equity Index Series, which covers 98% of the world’s investable market.  The Index is designed for the creation of index tracking funds and as performance benchmarks.  Stocks are free-float weighted to ensure that only the investable opportunity set is included within the Index.  Stocks are liquidity screened to ensure that the Index is tradable. A capital and total return index is available.  The Index is managed according to a transparent and public set of index rules, and overseen by an independent committee of leading market professionals. The committee ensures that the rules are correctly applied and adhered to. Regular index reviews are conducted to ensure that a continuous and accurate representation of each equity market is maintained.

5.

FTSE Developed Markets ex US Index

Index Description

As of December 31, 2007, the FTSE Developed Markets ex US Index (the “Index”) included 91 companies with a market capitalization range of between $3.3 billion and $398 billion domiciled in Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.  The Index is adjusted quarterly and the Fund, using an “indexing” investment approach, attempts to replicate, before fees and expenses, the performance of the Index.  The Fund generally will invest in the securities comprising the Index in proportion to their weightings in the Index.

EXHIBIT B--UNANIMOUS WRITTEN CONSENT AND ACTION IN LIEU OF MEETING OF BOARD OF TRUSTEES

The undersigned, being the Sole Trustee of Old Mutual Global Shares Trust, a Delaware statutory trust (the “Trust”), does hereby consent and agree to the adoption of the following resolutions effective as of December 5,  2008 and the filing of the same with the minutes of the proceedings of the Board of Trustees, with the same effect as if such action had been taken by unanimous vote at a meeting of the Board of Trustees duly called and held:

RESOLVED, that the Sole Trustee hereby ratifies and authorizes in the name and on behalf of the Trust the preparation, execution and filing with the Securities and Exchange Commission an Application for an Order of Exemption under Sections 6(c), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Investment Company Act of 1940, as amended (the “Act”) and Rule 22c-1 of under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) granting an exemption from Section 12(d)(1)(A) and 12(d)(1)(B) of the Act, with such changes as may be recommended by outside counsel and any amendments or supplements thereto, if the same shall be necessary and appropriate; and further

RESOLVED, that the Sole Trustee hereby ratifies and authorizes in the name and on behalf of the Trust the preparation, execution and filing with the Securities and Exchange Commission an Application for an Order of Exemption under Sections 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) granting an exemption from Section 12(d)(1)(A) and 12(d)(1)(B) of the Act, with such changes as may be recommended by outside counsel and any amendments or supplements thereto, if the same shall be necessary and appropriate; and further

RESOLVED, that upon issuance of any Order of Exemption by the Securities and Exchange Commission in accordance with the terms and conditions of the above-described Applications, the Trust is authorized to act in accordance with the provisions of the Orders of Exemption; and further

RESOLVED, that the Trust be, and it hereby is, authorized and directed to prepare and file with the Securities and Exchange Commission (a) a Notice of Registration on Form N-8A and (b) a registration statement on Form N-1A under the Securities Act of 1933, as amended, and the Act, and any amendments thereto, in connection with the sale of shares of each separate series of the Trust.

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